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                             December 11, 2020

       Michael Aw
       Chief Executive Officer
       Provident Acquisition Corp.
       Unit 11C/D, Kimley Commercial Building
       142     146 Queen   s Road Central
       Hong Kong

                                                        Re: Provident
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
16, 2020
                                                            CIK No. 0001830531

       Dear Mr. Aw:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted November 16, 2020

       Management, page 128

   1. Please describe the business experience during the past five years of each director, executive officer, or
director nominee. For example, please clarify the business experience during the past five
years of your Chief Executive Officer, Michael Aw, and director nominee, Charles Mark
Broadley. See Item 401(e) of Regulation S-K.

               You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Gus Rodriguez,
       Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at
 Michael Aw
Provident Acquisition Corp.
December 11, 2020
Page 2

(202) 551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



FirstName LastNameMichael Aw                             Sincerely,
Comapany NameProvident Acquisition Corp.
                                                         Division of
Corporation Finance
December 11, 2020 Page 2                                 Office of Energy &
Transportation
FirstName LastName